Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and is not an invitation or offer to sell or the solicitation of an offer to purchase any securities in the United States or in any other jurisdiction in which such invitation, offer, acquisition, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

NOTICE OF LISTING ON THE STOCK EXCHANGE

OF HONG KONG LIMITED

CNY3,350,000,000 2.25 PER CENT. BONDS DUE 2031

(Debt Stock Code: 85171) (the “Bonds”)

H World Group Limited

華住集團有限公司

(Formerly known as Huazhu Group Limited)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1179)

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of, and permission to deal in, the Bonds by way of debt issues to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) only, as described in the offering circular relating thereto dated September 9, 2026. The listing of and permission to deal in the Bonds is expected to become effective on September 17, 2026.

By Order of the Board
H World Group Limited
JI Qi
Executive Chairman

Hong Kong, September 16, 2026

As at the date of this announcement, the board of directors of H World Group Limited comprises Mr. JI Qi, the Executive Chairman, and Mr. Justin Martin LEVERENZ, as directors; Mr. John WU Jiong, Mr. HEE Theng Fong, Ms. CAO Lei, Ms. ZHANG Yi (alias Bonnie Yi ZHANG) and Mr. SUN Yanjun as independent directors.